FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Woodmen Financial Services, Inc.
Years Ended December 31, 2016 and 2015
With Report and Supplementary Report
of Independent Registered Public Accounting Firm

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-53592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2016__ AND ENDING__December 31, 2016__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Woodmen Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Farnam Street

(No. and Street)

Omaha, Nebraska 68102

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lindsey Eblen   402-661-8363

_____

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

_____

(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

_____

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐Public Accountant

☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

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Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Woodmen Financial Services, Inc.

We have audited the accompanying statement of financial condition of Woodmen Financial Services, Inc. (indirectly wholly owned by Woodmen of the World Life Insurance Society) (the Company) as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen Financial Services, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in the Supplemental Information has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Des Moines, Iowa
February 17, 2017

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31 2016	December 31 2015
Assets		
Cash and cash equivalents	$ 584,273	$ 539,261
Receivables from brokers, dealers, and others	285,789	289,460
Other receivables	6,073	3,294
Prepaid expenses and other assets	48,508	99,719
Total assets	$ 924,643	$ 931,734
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$ 178,576	$ 190,153
Due to parent	11,600	5,599
Accounts payable and accrued expenses	181,295	150,902
Total liabilities	371,471	346,654
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	50,000	50,000
Additional paid-in capital	15,398,875	15,398,875
Accumulated deficit	(14,895,703)	(14,863,795)
Total stockholder's equity	553,172	585,080
Total liabilities and stockholder's equity	$ 924,643	$ 931,734

See accompanying notes.